SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 204.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934 (Amendment No. 8)

Hyatt Hotels Corporation

(Name of Issuer)

Class A Common Stock, $0.01 par value per share

(Title of Class of Securities)

448579102

(CUSIP Number)

Charles E. Dobrusin

104 South Michigan Ave., Suite 1000

Chicago, IL 60603 (312) 436-1202

Harry B. Rosenberg

10 S. Wacker Dr., Suite 4000

Chicago, IL 60606 (312) 207-6456

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

December 22, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 23 Pages

CUSIP No. 448579102	13D/A	Page 2 of 23

1.

NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only).

Charles E. Dobrusin and Harry B. Rosenberg, not individually, but solely as co-trustees of the trusts listed on Appendix A-1.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER *2,287,343
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER *2,287,343
10.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON *2,287,343
11.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
12.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.7%*
13.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

_______________

*	Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), and Class A Common Stock issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Persons (as defined in this Amendment No. 8 to Schedule 13D) are party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D, filed with the SEC by the Reporting Persons on August 26, 2010, as amended), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13 (d)(3) of the Act, comprised of the Reporting Persons and the Separately Filing Group Members. Shares listed as beneficially owned by each Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of October 28, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, as adjusted to account for (i) the conversion of an aggregate of 10,187,641 shares of Class B Common Stock into 10,187,641 shares of Class A Common Stock in connection with the election by certain holders of Class B Common Stock party to the 2007 Stockholders’ Agreement to convert such shares on November 4, 2016, as reported in the Issuer’s Current Report on Form 8-K, filed November 7, 2016, and (ii) the conversion of an aggregate of 6,196,476 shares of Class B Common Stock into 6,196,476 shares of Class A Common Stock in connection with sales by certain Separately Filing Group Members on November 10, 2016, November 30, 2016 and December 9, 2016, as reported in the Issuer’s Current Reports on Form 8-K filed December 9, 2016 and December 22, 2016. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 130,858,901 shares of Common Stock outstanding as of October 28, 2016, as adjusted.

CUSIP No. 448579102	13D/A	Page 3 of 23

With respect to matters upon which the Issuer's stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class A Common Stock owned by the Reporting Persons represent less than 0.1% of the total voting power of the Common Stock as of June 13, 2013. The shares of Class B Common Stock owned by the Reporting Persons represent 2.4% of the total voting power of the Common Stock as of October 28, 2016, as adjusted . The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of October 28, 2016, ad adjusted which is comprised of 39,995,692 shares of Class A Common Stock and 90,863,209 shares of Class B Common Stock, and assumes that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D/A	Page 4 of 23

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Mary Parthe, not individually, but solely as trustee of the trusts listed on Appendix A-2.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 21,128*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,128*
10.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,128*
11.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
12.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 0.1%*
13.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

_________________

*	Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Persons (as defined in this Amendment No. 8 to Schedule 13D) are party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D, filed with the SEC by the Reporting Persons on August 26, 2010, as amended), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Separately Filing Group Members. Shares listed as beneficially owned by each Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of October 28, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, as adjusted to account for (i) the conversion of an aggregate of 10,187,641 shares of Class B Common Stock into 10,187,641 shares of Class A Common Stock in connection with the election by certain holders of Class B Common Stock party to the 2007 Stockholders’ Agreement to convert such shares on November 4, 2016, as reported in the Issuer’s Current Report on Form 8-K, filed November 7, 2016, and (ii) the conversion of an aggregate of 6,196,476 shares of Class B Common Stock into 6,196,476 shares of Class A Common Stock in connection with sales by certain Separately Filing Group Members on November 10, 2016, November 30, 2016 and December 9, 2016, as reported in the Issuer’s Current Reports on Form 8-K filed December 9, 2016 and December 22, 2016. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 130,858,901 shares of Common Stock outstanding as of October 28, 2016, as adjusted. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Person represents less than 0.1% of the total voting power of the Common Stock as of October 28, 2016. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of October 28, 2016, as adjusted which is comprised of 39,995,692 shares of Class A Common Stock and 90,863,209 shares of Class B Common Stock, and assumes that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D/A	Page 5 of 23

1.

NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only).

JP Morgan Trust Company (Bahamas) Limited, not individually, but solely as trustee of the trusts listed on Appendix A-3.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 101,149*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 101,149*
10.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 101,149*
11.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
12.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 0.1%*
13.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

___________________

*	Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Persons (as defined in this Amendment No. 8 to Schedule 13D) are party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D, filed with the SEC by the Reporting Persons on August 26, 2010, as amended), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13 (d)(3) of the Act, comprised of the Reporting Persons and the Separately Filing Group Members. Shares listed as beneficially owned by each Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

CUSIP No. 448579102	13D/A	Page 6 of 23

All references to the number of shares outstanding are as of October 28, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, as adjusted to account for (i) the conversion of an aggregate of 10,187,641 shares of Class B Common Stock into 10,187,641 shares of Class A Common Stock in connection with the election by certain holders of Class B Common Stock party to the 2007 Stockholders’ Agreement to convert such shares on November 4, 2016, as reported in the Issuer’s Current Report on Form 8-K, filed November 7, 2016, and (ii) the conversion of an aggregate of 6,196,476 shares of Class B Common Stock into 6,196,476 shares of Class A Common Stock in connection with sales by certain Separately Filing Group Members on November 10, 2016, November 30, 2016 and December 9, 2016, as reported in the Issuer’s Current Reports on Form 8-K filed December 9, 2016 and December 22, 2016. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 130,858,901 shares of Common Stock outstanding as of October 28, 2016, as adjusted. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Person represents less than 0.1% of the total voting power of the Common Stock as of October 28, 2016. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of October 28, 2016, as adjusted which is comprised of 39,995,692 shares of Class A Common Stock and 90,863,209 shares of Class B Common Stock, and assumes that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D/A	Page 7 of 23

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). CIBC Trust Company (Bahamas) Limited, not individually, but solely as trustee of the trusts listed on Appendix A-4.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 19,001*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 19,001*
10.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,001*
11.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
12.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 0.1%*
13.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

_______________________

*	Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Persons (as defined in this Amendment No. 8 to Schedule 13D) are party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D, filed with the SEC by the Reporting Persons on August 26, 2010, as amended), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13 (d)(3) of the Act, comprised of the Reporting Persons and the Separately Filing Group Members. Shares listed as beneficially owned by each Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

CUSIP No. 448579102	13D/A	Page 8 of 23

All references to the number of shares outstanding are as of October 28, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, as adjusted to account for (i) the conversion of an aggregate of 10,187,641 shares of Class B Common Stock into 10,187,641 shares of Class A Common Stock in connection with the election by certain holders of Class B Common Stock party to the 2007 Stockholders’ Agreement to convert such shares on November 4, 2016, as reported in the Issuer’s Current Report on Form 8-K, filed November 7, 2016, and (ii) the conversion of an aggregate of 6,196,476 shares of Class B Common Stock into 6,196,476 shares of Class A Common Stock in connection with sales by certain Separately Filing Group Members on November 10, 2016, November 30, 2016 and December 9, 2016, as reported in the Issuer’s Current Reports on Form 8-K filed December 9, 2016 and December 22, 2016. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 130,858,901 shares of Common Stock outstanding as of October 28, 2016, as adjusted. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Person represents less than 0.1% of the total voting power of the Common Stock as of October 28, 2016. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of October 28, 2016, as adjusted which is comprised of 39,995,692 shares of Class A Common Stock and 90,863,209 shares of Class B Common Stock, and assumes that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D/A	Page 9 of 23

EXPLANATORY NOTE: This constitutes Amendment No. 8 (“Amendment No. 8”) to the Schedule 13D filed by the Reporting Persons with the SEC on August 26, 2010 pursuant to Section 13(d) of the Act, and Rule 13d-1(a) thereunder, as previously amended by Amendment No. 1 filed by the Reporting Persons with respect to the Issuer on September 9, 2010 (“Amendment No. 1”) and further amended by Amendment No. 2 filed by the Reporting Persons with respect to the Issuer on May 18, 2011 (“Amendment No. 2”) and further amended by Amendment No. 3 filed by the Reporting Persons with respect to the Issuer on December 7, 2011 (“Amendment No. 3”) and further amended by Amendment No. 4 filed by the Reporting Persons with respect to the Issuer on December 4, 2012 (“Amendment No. 4”) and further amended by Amendment No. 5 filed by the Reporting Persons with respect to the Issuer on December 19, 2012 (“Amendment No. 5”) and further amended by Amendment No. 6 filed by the Reporting Persons with respect to the Issuer on June 6, 2013 (“Amendment No. 6”) and further amended by Amendment No. 7 filed by the Reporting Persons with respect to the Issuer on June 21, 2013 (“Amendment No. 7”) (as so amended, the “Schedule 13D”). This Amendment No. 8 amends the Schedule 13D as specifically set forth herein. Only those items amended are reported herein. Capitalized terms used in this Amendment No. 8 without being defined herein have the respective meanings given to them in the Schedule 13D.

Schedule A attached to the Schedule 13D is replaced in its entirety by Schedule A attached hereto, and all references to “Schedule A” in the Schedule 13D shall be to “Schedule A” attached hereto. Schedule B attached to the Schedule 13D is replaced in its entirety by Schedule B attached hereto, and all references to “Schedule B” in the Schedule 13D shall be to “Schedule B” attached hereto.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of Schedule 13D is amended and supplemented as follows:

On December 22, 2016, CIBC Trust Company (Bahamas) Limited, as trustee of the Non-U.S. Situs Trusts, including certain trusts for the benefit of Jennifer N. Pritzker, transferred an aggregate of 101,149 shares of Class B Common Stock to certain other trusts for the benefit of Jennifer N. Pritzker listed on Appendix A-3, of which J.P. Morgan Trust Company (Bahamas) Limited serves as trustee (the “December 2016 Transfers”). No consideration was paid in connection with the December 2016 Transfers and the December 2016 Transfers constitute “Permitted Transfers” as defined in the Issuer’s Amended and Restated Certificate of Incorporation and, accordingly, the transferred shares of Class B Common Stock remain shares of Class B Common Stock following the December 2016 Transfers.

Item 4. Purpose of Transaction

Item 4 of Schedule 13D is amended and supplemented as follows:

The December 2016 Transfers were completed on December 22, 2016 as described in Item 3 above.

Item 5. Interest in Securities of the Issuer

Item 5 of Schedule 13D is amended and supplemented as follows:

(a)-(b) As of the date hereof, the Reporting Persons in the aggregate may be deemed to be the beneficial owners of 8,470 shares of currently issued shares of Class A Common Stock and 2,420,151 shares of Class A Common Stock issuable upon conversion of 2,420,151 of Class B Common Stock beneficially owned by the Reporting Persons. Based on the number of shares of Class A Common Stock outstanding as of October 28, 2016, as adjusted, the number of shares of Class A Common Stock beneficially owned by the Reporting Persons represents less than 0.1% of the total number of shares of Class A Common Stock outstanding, assuming that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock. Based on the number of shares of Class B Common Stock outstanding as of October 28, 2016, as adjusted, the number of shares of Class B Common Stock beneficially owned by the Reporting Persons represents 2.7% of the total number of shares of Class B Common Stock outstanding. Based on the number of shares of Common Stock outstanding as of October 28, 2016, as adjusted, the number of shares of Common Stock beneficially owned by the Reporting Persons represents 1.9% of the total number of shares of Common Stock outstanding and 2.6% of the total voting power of the shares of Common Stock outstanding, voting together as a single class, assuming that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

Schedule A attached to this Amendment No. 8 amends and restates, in its entirety, Schedule A attached to the Schedule 13D. Schedule A attached to this Amendment No. 8 sets forth, as of the date hereof, the number of shares and percentage of the Class A Common Stock outstanding, the number of shares and percentage of the Class B Common Stock outstanding, the percentage of the total number of shares of Common Stock outstanding, and the percentage of the total voting power of the shares of Common Stock outstanding, voting together as a single class, represented by the shares beneficially owned by each Reporting Person.

CUSIP No. 448579102	13D/A	Page 10 of 23

Based solely on the information contained in the Schedule 13Ds, as amended, filed by the Separately Filing Group Members, as of the date hereof, the Pritzker Family Group in the aggregate may be deemed to be the beneficial owners of 24,530 shares of currently issued Class A Common Stock and 75,938,764 shares of Class A Common Stock issuable upon conversion of 75,938,764 shares of Class B Common Stock beneficially owned by the Pritzker Family Group as set forth in Schedule B described below. The number of shares of Class A Common Stock beneficially owned by the Pritzker Family Group and currently issued represents less than 0.1% of the total number of shares of Class A Common Stock outstanding, assuming that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock. The number of shares of Class B

Common Stock beneficially owned by the Pritzker Family Group represents 83.6% of the total number of shares of Class B Common Stock outstanding. The number of shares of Common Stock beneficially owned by the Pritzker Family Group represents 58.0% of the total number of shares of Common Stock outstanding and 80.1% of the total voting power of the shares of Common Stock outstanding, voting together as a single class, assuming that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

The December 2016 Transfers did not affect the number of shares or the percentage of the Common Stock beneficially owned by the Pritzker Family Group.

Schedule B attached to this Amendment No. 8 amends and restates, in its entirety, Schedule B attached to the Schedule 13D. Schedule B attached to this Amendment No. 8 sets forth, as of the date hereof, the number of shares and percentage of the Class A Common Stock outstanding, the number of shares and percentage of the Class B Common Stock outstanding, the percentage of the total number of shares of Common Stock outstanding, and the percentage of the total voting power of the shares of Common Stock outstanding, voting together as a single class, represented by the shares beneficially owned by the Reporting Persons and each Separately Filing Group Member. All information with regard to the Separately Filing Group Members is based solely on the information contained in the Schedule 13Ds filed by the Separately Filing Group Members.

(c) The shares of Class B Common Stock subject to the December 2016 Transfers were previously reported on the Schedule 13D filed by a Separately Filing Group Member, CIBC Trust Company (Bahamas) Limited, in its capacity as trustee of the Non-U.S Situs Trusts, but are now being reported on this Schedule 13D. As described in Item 3 above, and incorporated herein by reference, the December 2016 Transfers were completed on December 22, 2016.

(e) Not applicable.

Item 7. Material to Be Filed as Exhibits

Item 7 of Schedule 13D is hereby amended by adding the following exhibits thereto:

Exhibit 21	Secretary’s Certificate of JP Morgan Trust Company (Bahamas) Limited evidencing authority of signatories to sign and file Schedule 13D and related documents on behalf of JP Morgan Trust Company (Bahamas) Limited.

Exhibit 22	Secretary’s Certificate of CIBC Trust Company (Bahamas) Limited evidencing authority of signatories to sign and file Schedule 13D and related documents on behalf of CIBC Trust Company (Bahamas) Limited.

CUSIP No. 448579102	13D/A	Page 11 of 23

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2017

/s/ Charles E. Dobrusin
Charles E. Dobrusin,
not individually, but solely in his capacity as co- trustee of the trusts listed on Appendix A-1

/s/ Harry B. Rosenberg
Harry B. Rosenberg,
not individually, but solely in his capacity as co- trustee of the trusts listed on Appendix A-1

/s/ Mary Parthe
Mary Parthe,
not individually, but solely in her capacity as trustee of the trusts listed on Appendix A-2

JP Morgan Trust Company (Bahamas) Limited, not individually, but solely in its capacity as trustee of the trusts listed on Appendix A-3

By:	/s/ Georgette Dahl-Butler
Name:	Georgette Dahl-Butler
Title:	Authorized Signatory*

By:	/s/Angela Watson
Name:	Angela Watson
Title:	Authorized Signatory*

__________

* A Secretary’s Certificate evidencing the authority of such persons to sign and file this Amendment No. 8 on behalf of JP Morgan Trust Company (Bahamas) Limited is filed as Exhibit 21 to this Schedule 13D.

CUSIP No. 448579102	13D/A	Page 12 of 23

CIBC Trust Company (Bahamas) Limited, not individually, but solely in its capacity as trustee of the trusts listed on Appendix A-4

By:	/s/ Schevon Miller
Name:	Schevon Miller
Title:	Authorized Signatory**

By:	/s/Helen Carroll
Name:	Helen Carroll
Title:	Authorized Signatory**

_________________

**       A Secretary’s Certificate evidencing the authority of such persons to file this Amendment No. 8 on behalf of CIBC Trust

Company (Bahamas) Limited is filed as Exhibit 22 to this Schedule 13D.

CUSIP No. 448579102	13D/A	Page 13 of 23

Appendix A-1

JNP 2010-P.G. Trust

JNP Parachute Mirror Trust K

JNP Parachute Mirror Trust L

JNP Parachute Trust #2

JNP Parachute Mirror Trust A

JNP Parachute Mirror Trust B

LaSalle Trust #50

LaSalle Trust #55

LaSalle G.C. Trust #6

Don G.C. Trust #5

R.A. G.C. Trust #5

A.N.P. Trust #22 – James

A.N.P. Trust #24 – James

A.N.P. Trust #28 – James

A.N.P. Trust #30 – James

CUSIP No. 448579102	13D/A	Page 14 of 23

Appendix A-2

Tal LaSalle Mirror Trust #17D

Tal- 2010 ECI Family Trust #4

CUSIP No. 448579102	13D/A	Page 15 of 23

Appendix A-3

JNP 2010 Parachute Trust N2

2010 N3 Purpose Trust

CUSIP No. 448579102	13D/A	Page 16 of 23

Appendix A-4

THP 2010 Trust N2

CUSIP No. 448579102	13D/A	Page 17 of 23

Schedule A

Certain Information Regarding the

Reporting Persons1

	Class A Common Stock[2]		Class B Common Stock[3]
Name of Beneficial Owner	Shares	% of Class A	Shares	% of Class B	% of Total Common Stock[4]	% of Total Voting Power[5]
Charles E. Dobrusin and Harry B. Rosenberg, not individually, but solely as co-trustees of the trusts listed on Appendix A-1	8,470	*	2,278,873	2.5%	1.7%	2.4%
Mary Parthe, not individually, but solely as trustee of the trusts listed on Appendix A-2	—	—	21,128	*	*	*
JP Morgan Trust Company (Bahamas) Limited, not individually, but solely as trustee of the trusts listed on Appendix A-3	—	—	101,149	0.1%	*	*
CIBC Trust Company (Bahamas) Limited, not individually, but solely as trustee of the trusts listed on Appendix A-4	—	—	19,001	*	*	*

* less than 0.1% beneficial ownership

1	All references to the number of shares outstanding are as of October 28, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, as adjusted to account for (i) the conversion of an aggregate of 10,187,641 shares of Class B Common Stock into 10,187,641 shares of Class A Common Stock in connection with the election by certain holders of Class B Common Stock party to the 2007 Stockholders’ Agreement to convert such shares on November 4, 2016, as reported in the Issuer’s Current Report on Form 8-K, filed November 7, 2016, and (ii) the conversion of an aggregate of 6,196,476 shares of Class B Common Stock into 6,196,476 shares of Class A Common Stock in connection with sales by certain Separately Filing Group Members on November 10, 2016, November 30, 2016 and December 9, 2016, as reported in the Issuer’s Current Reports on Form 8-K filed December 9, 2016 and December 22, 2016. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 130,858,901 shares of Common Stock outstanding as of October 28, 2016, as adjusted.
2	The information shown in the table with respect to the percentage of Class A Common Stock beneficially owned is based on 39,995,692 shares of the Class A Common Stock outstanding as of October 28, 2016, as adjusted, assuming that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.
3	The information shown in the table with respect of the percentage of Class B Common Stock beneficially owned is based on 90,863,209 shares of Class B Common Stock outstanding as of October 28, 2016, as adjusted.
4	The information shown in the table with respect to the percentage of total Common Stock beneficially owned is based on 39,995,692 shares of Class A Common Stock and 90,863,209 shares of Class B Common Stock outstanding as of October 28, 2016, as adjusted.
5	With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The percentage of total voting power of the shares of the Common Stock is calculated based on the total voting power of the shares of Common Stock outstanding as of October 28, 2016, as adjusted, which is comprised of 39,995,692 shares of Class A Common Stock and 90,863,209 shares of Class B Common Stock, and assumes that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D/A	Page 18 of 23

Schedule B

Certain Information Regarding the

Separately Filing Group Members1

	Class A Common Stock[2]		Class B Common Stock[3]		% of Total Common Stock[4]	% of Total Voting Power[5]
Separately Filing Group Member	Shares	% of Class A	Shares	% of Class B
Trustee of the Non-U.S. Situs Trusts and Other Reporting Persons[6]	-	-	781,807	0.9%	0.6%	0.8%
Trustees of the Thomas J. Pritzker Family Trusts and Other Reporting Persons[7]	1,410	*	22,520,767	24.8%	17.2%	23.7%
Trustees of the Nicholas J. Pritzker Family Trusts and Other Reporting Persons[8]	-	-	1,409,437	1.6%	1.1%	1.5%
Trustees of the Jennifer N. Pritzker Family Trusts[9]	8,470	*	2,420,151	2.7%	1.9%	2.6%
Trustees of the Linda Pritzker Family Trusts[10]	-	-	-	-	-	-
Trustees of the Karen L. Pritzker Family Trusts[11]	-	-	8,584,104	9.4%	6.6%	9.0%
Trustee of the Penny Pritzker Family Trusts and Other Reporting Persons[12]	14,650	*	10,465,797	11.5%	8.0%	11.0%
Trustees of the Daniel F. Pritzker Family Trusts[13]	-	-	7,258,877	8.0%	5.5%	7.7%
Trustees of the Anthony N. Pritzker Family Trusts[14]	-	-	1,830,094	2.0%	1.4%	1.9%
Trustees of the Gigi Pritzker Pucker Family Trusts and Other Reporting Persons[15]	-	-	18,837,636	20.7%	14.4%	19.9%
Trustees of the Jay Robert Pritzker Family Trust[16]	-	-	1,830,094	2.0%	1.4%	1.9%
Pritzker Family Group Totals	24,530	*	75,938,764	83.6%	58.0%	80.1%

* Less than 1% beneficial ownership

__________________________________

1 All references to the number of shares outstanding are as of October 28, 2016, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, as adjusted to account for (i) the conversion of an aggregate of 10,187,641 shares of Class B Common Stock into 10,187,641 shares of Class A Common Stock in connection with the election by certain holders of Class B Common Stock party to the 2007 Stockholders’ Agreement to convert such shares on November 4, 2016, as reported in the Issuer’s Current Report on Form 8-K, filed November 7, 2016, and (ii) the conversion of an aggregate of 6,196,476 shares of Class B Common Stock into 6,196,476 shares of Class A Common Stock in connection with sales by certain Separately Filing Group Members on November 10, 2016, November 30, 2016 and December 9, 2016, as reported in the Issuer’s Current Reports on Form 8-K filed December 9, 2016 and December 22, 2016.

2 The information shown in the table with respect to the percentage of Class A Common Stock beneficially owned is based on 39,995,692 shares of Class A Common Stock outstanding as of October 28, 2016, as adjusted, and assuming that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

3 The information shown in the table with respect of the percentage of Class B Common Stock beneficially owned is based on 90,863,209 shares of Class B Common Stock outstanding as of October 28, 2016, as adjusted, and assuming that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

4 The information shown in the table with respect to the percentage of total Common Stock beneficially owned is based on 39,995,692 shares of Class A Common Stock and 90,863,209 shares of Class B Common Stock outstanding as of October 28, 2016, as adjusted.

5 With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The percentage of total voting power of the shares of Common Stock is calculated based on the total voting power of the shares of Common Stock outstanding as of October 28, 2016, as adjusted, which is comprised of 39,995,692 shares of Class A Common Stock and 90,863,209 shares of Class B Common Stock and assumes that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

6 See the Schedule 13D filed on August 26, 2010, as amended, by the CIBC Trust Company (Bahamas) Limited, solely as trustee of the Non-U.S. Situs Trusts listed on Appendix A to the Schedule 13D, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

CUSIP No. 448579102	13D/A	Page 19 of 23

7 See the Schedule 13D filed on August 26, 2010, as amended, by Marshall E. Eisenberg, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office. Thomas J. Pritzker holds 119,707 stock appreciation rights (“SARs”) that are currently exercisable at an exercise price of $40.96, 127,410 SARs that are currently exercisable at an exercise price of $41.74, 140,601 SARs that are currently exercisable at an exercise price of $41.29, 155,535 SARs that are currently exercisable at an exercise price of $43.44, 70,095 SARs that are currently exercisable at an exercise price of $49.39 and 45,088 SARs that are currently exercisable at an exercise price of $56.27. The number of shares of Class A Common Stock that Mr. Pritzker will receive upon exercise of such SARs is not currently determinable and therefore not included in the table above because each SAR gives the holder the right to receive a number of shares of Class A Common Stock equal to the excess of the value of one share of A Common Stock at the exercise date, which is not determinable until the date of exercise, over the exercise price.

8 See the Schedule 13D filed on August 26, 2010, as amended, by Marshall E. Eisenberg, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

9 See the Schedule 13D filed on August 26, 2010, as amended, by Charles E. Dobrusin and Harry B. Rosenberg, not individually, but solely as co-trustees of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

10 See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

11 See the Schedule 13D filed on August 26, 2010, as amended, by Walter W. Simmers, Andrew D. Wingate and Lucinda Falk, not individually, but solely as co-trustees for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named.

12 See the Schedule 13D filed on August 26, 2010, as amended, by John Kevin Poorman, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

13 See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

14 See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

15 See the Schedule 13D filed on August 26, 2010, as amended, by Gigi Pritzker Pucker and Edward W. Rabin, not individually, but solely as trustees of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein on, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

16 See the Schedule 13D filed on August 26, 2010, as amended, by Thomas J. Muenster, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

CUSIP No. 448579102	13D/A	Page 20 of 23

EXHIBIT 21

CERTIFICATE OF SECRETARY

The undersigned, not individually but solely in the undersigned’s capacity as the Secretary of J.P. Morgan Trust Company (Bahamas) Limited, a company incorporated in the Commonwealth of The Bahamas (“J.P. Morgan Bahamas”), hereby certifies with respect to J.P. Morgan Bahamas as follows:

Listed below are the names of representatives of J.P. Morgan Bahamas who are duly authorized, empowered and directed, in the name and on behalf of J.P. Morgan Bahamas, to:

(1) execute all documents relating to the reporting of beneficial ownership of Class A Common Stock, $0.01 par value per share, and Class B Common Stock, $0.01 par value per share, of Hyatt Hotels Corporation, a Delaware corporation, as and to the extent required to be filed with the United States Securities and Exchange Commission (the “Commission”) pursuant to Section 13(d) or Section 16(a) of the Securities Exchange Act of 1934, as amended, and the rules thereunder (the “Exchange Act”), including, without limitation Schedule 13D, Schedule 13G, Form 3, Form 4 and Form 5, and successive forms thereto, and any related documentation; and

(2) do and perform any and all acts that may be necessary or desirable to complete and execute any such documents, complete and execute any amendment or amendments thereto, and timely file such documents with the Commission.

The signatures appearing opposite their respective names are original copies of their true and genuine signatures.

Name of Authorized Representative	Signature
Steven McKinney	/s/ Steven Mckinney
Samantha Sturrup	/s/ Samantha Sturrup
Angela Watson	/s/ Angela Watson
Tara Smith	/s/ Tara Smith
Georgette Dahl-Butler	/s/Georgette Dahl- Butler

Signature page follows.

CUSIP No. 448579102	13D/A	Page 21 of 23

IN WITNESS WHEREOF, I hereunder subscribe my name, not individually but solely in my capacity as Secretary of J.P. Morgan Bahamas, effective as of this 30th day December of 2016.

/s/ Katrena Michell

Name: Katrena Mitchell

Title: Secretary of J.P. Morgan Trust Company

(Bahamas) Limited

CUSIP No. 448579102	13D/A	Page 22 of 23

EXHIBIT 22

CERTIFICATE OF SECRETARY

The undersigned, not individually but solely in the undersigned’s capacity as the Secretary of CIBC Trust Company (Bahamas) Limited, a company incorporated in the Commonwealth of The Bahamas (the “Company”), hereby certifies with respect to CIBC as follows:

Listed below are the names of representatives of the Company who are duly authorized, empowered and directed, in the name and on behalf of the Company, to:

(1) execute all documents relating to the reporting of beneficial ownership of Class A Common Stock, $0.01 par value per share, and Class B Common Stock, $0.01 par value per share, of Hyatt Hotels Corporation, a Delaware corporation, as and to the extent required to be filed with the United States Securities and Exchange Commission (the “Commission”) pursuant to Section 13(d) or Section 16(a) of the Securities Exchange Act of 1934, as amended, and the rules thereunder (the “Exchange Act”), including, without limitation Schedule 13D, Schedule 13G, Form 3, Form 4 and Form 5, and successive forms thereto, and any related documentation; and

(2) do and perform any and all acts that may be necessary or desirable to complete and execute any such documents, complete and execute any amendment or amendments thereto, and timely file such documents with the Commission.

The signatures appearing opposite their respective names are original copies of their true and genuine signatures.

Name of Authorized Representative	Signature
Schevon Miller	/s/ Schevon Miller
Helen Carroll	/s/ Helen Carroll

Signature page follows.

CUSIP No. 448579102	13D/A	Page 23 of 23

IN WITNESS WHEREOF, I hereunder subscribe my name, not individually but solely in my capacity as Secretary of the Company, effective as of this 9th day of January , 2017.

/s/ Norma T.C. Major

Name: Norma T.C. Major

Title: Secretary of CIBC Trust Company (Bahamas) Limited